WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2020

(In thousands)

Revenues:		
Underwriting and distribution fees	$	484,720
Shareholder service fees		85,328
Revenue sharing and other services		49,429
Total		619,477
Operating expenses:		
Distribution		387,614
Compensation and benefits		103,899
General and administrative		62,196
Technology		36,080
Occupancy		13,026
Depreciation		7,205
Total		610,020
Operating income		9,457
Investment and other income		1,874
Interest expense		(24)
Income before provision for income taxes		11,307
Provision for income taxes		7,035
Net income	$	4,272

See accompanying notes to consolidated financial statements.